Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

QUESTION	ANSWER
ONDECK Team Member
1. What was announced?
Enova and OnDeck have entered into a definitive agreement under which Enova will acquire all outstanding shares of OnDeck in a cash and stock transaction valued at approximately $92 million. This transaction brings together two complementary market-leading businesses to create world-class capabilities in both consumer and small business lending.

2. Why is OnDeck combining with Enova?
Joining forces with Enova, a leading provider of online financial services to underserved consumers and small businesses, enables us to further our core mission of providing small businesses with exceptional customer service and access to affordable, accessible and transparent capital, while improving our funding profile and access to capital markets. OnDeck’s industry leading data, technology and team members diversify Enova’s core business function and improve potential customers’ holistic experience in terms of products, pricing, speed and customer service. Together, Enova and OnDeck are much better positioned to further support small businesses and consumers as we navigate through the COVID-19 pandemic. The complementary partnership ensures that what OnDeck has built over the last 14 years continues; even in the most uncertain of times.

3. Who is Enova?
Enova provides access to credit powered by its advanced analytics, innovative technology, and world-class online platform and services. Enova has provided nearly 7 million customers around the globe with access to more than $20 billion in loans and financing over the last 15 years. Like us, Enova is a fintech company, and has a portfolio of brands and products serving consumers and small businesses. Enova also delivers on-demand decision-making technology and real-time predictive analytics services to clients in a similar fashion to our ODX business. And, both companies have international businesses to access new markets for our respective products. Enova headquarters is in Chicago, Illinois and the company has approximately 1,200 employees.

4. How will the combination work?
Upon closing, OnDeck will become a wholly owned subsidiary of Enova, adding its brand, products and services to Enova’s existing portfolio of leading brands. The partnership will create a combined company with significant scale and expanded product offerings in consumer and small business market segments that traditional financial institutions have difficulty serving. The combined business will also benefit from significant operational synergies and potential revenue synergies as each company’s respective products are integrated.

5. What does this mean for OnDeck existing loans and customers?
Customers will not see any impact to their existing loans as a result of this transaction. A continued commitment to small business remains our priority, and the combined entity will continue to offer small businesses a dynamic range of financial solutions and reliable, trusted service.

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

QUESTION	ANSWER
6. Will other OnDeck leaders remain in leadership positions at the combined company?
The executive leadership team will be appointed at a later date. Enova CEO and OnDeck CEO will work together to select the leadership of the combined company. In the meantime, each of our OnDeck leaders will remain focused on executing our 2H 2020 goals. A pre-integration planning team has been appointed and work has begun to develop the integration plans for implementation after the transaction is closed.

7. What will be the name of the new company?	Both Enova and OnDeck will retain their names for the time being. Any changes to company name will be announced as part of the closing conditions.
8. What are the steps to complete the transaction? When will the deal officially close?
The transaction is subject to third party approvals and other customary closing conditions. Each of these steps will take time to complete, and as a result, the deal is expected to close this year. We will operate as business as usual until the closing.

9. Is the entire business in scope for the combination? For example, what about our international business or ODX?	Yes, our entire company – including ODL, ODX and our international business – is in scope for the combination.
10. How will the two companies be integrated? What process will be followed?
Once the transaction closes, an integration team comprised of stakeholders from OnDeck and Enova will be focused on developing and executing integration plans to bring together operations. The integration period will be a gradual process and entails a thorough review of our business and people processes as well as products, services and technology.

11. What are the cost savings and synergies as a result of the transaction and when will they be realized?	The transaction is anticipated to result in approximately $50 million in annual cost synergies once fully phased-in by year-end 2022.
12. Of the approximately $50M in synergies and savings, how much will come from the Enova side? How much will come from the OnDeck side?
It is expected that each company will contribute to the overall cost savings. As noted in the press release announcing the transaction, the combination has the potential to realize approximately $50M in cost synergies. A detailed analysis of the opportunities for expected operational synergies and savings in the combination from both companies is underway and will be communicated at a later date.

13. What is the impact on me personally as part of the OnDeck team?
Right now, the impact on individual team members as a result of the combination is unknown. Once the transaction closes, a dedicated, cross-company integration team will be responsible for reviewing opportunities for identifying duplicative resources and capturing potential revenue synergies as each company’s respective products are integrated.

14. Are there plans to close any OnDeck office locations?
At this time, there are no plans to close any locations. We will evaluate the combined facilities of the two companies and consider appropriate consolidation of sites where there is sound business logic. Any changes will be implemented after closing.

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

QUESTION	ANSWER
15. Where will the headquarters be located?	The headquarters of the combined company will remain in Chicago, Illinois.
16. How does the [announcement/transaction] impact my current salary and benefits? If it is changing, when would those changes take effect?	At this time, we do not anticipate changes to your salary or benefits. Upon transaction close and as we progress with the integration, we will communicate any changes that team members can expect.
17. How does this impact my OnDeck equity?
Many of our team members are holders of OnDeck stock and/or outstanding equity awards. If you hold OnDeck stock, including shares purchased on your own or through RSU vests, ESPP purchases, and/or option exercises, then that stock will be treated upon close in the same manner as all other shares of OnDeck stock. If you have outstanding equity (including stock options and/or unvested RSUs)/PSUs, look for more information to come prior to closing that will provide further detail on the impact of each of these different types of equity.

Forward Looking Statements
This communication contains “forward-looking statements” regarding On Deck Capital, Inc. (“OnDeck”), Enova International, Inc. (“Enova”) or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of OnDeck, are made in reliance on the “safe harbor” provisions within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, those related to the combined company’s expected scale and offerings, office locations, leadership, ability to drive innovation and serve small businesses and consumers, create significant shareholder value opportunities, leverage complementary strengths, access capital, and accelerate growth. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of OnDeck or Enova to terminate the merger agreement; the ability to obtain regulatory approvals and/or meet other closing conditions to the proposed merger on a timely basis or at all; the ability to obtain approval by OnDeck stockholders; difficulties and delays in integrating OnDeck’s and Enova’s businesses; risks that the proposed merger disrupts OnDeck’s or Enova’s current plans and operations; failing to realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of OnDeck or Enova to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Enova common stock to be issued in connection with the proposed merger; the outcome of any legal proceedings that may be instituted against OnDeck, Enova or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in laws and regulations or the interpretation or enforcement thereof; changes in rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond OnDeck’s and Enova’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts OnDeck’s and Enova’s businesses, operations and financial results, including (without limitation) the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or OnDeck’s and Enova’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on OnDeck’s and Enova’s businesses and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “targets”, “expects”, “allows”, “enables”, “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.
While forward-looking statements are OnDeck’s and Enova’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent OnDeck’s and Enova’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to (1) the cautionary statements and risk factors included in OnDeck’s filings with the SEC, including OnDeck’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, OnDeck’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020 and any further disclosures OnDeck makes in Current Reports on Form 8-K. OnDeck’s SEC filings are available electronically on OnDeck’s investor website at investors.OnDeck.com or the SEC’s website at www.sec.gov and (2) the cautionary statements and risk factors included in Enova’s filings with the SEC, including Enova’s Annual Report on Form 10-K filed with the SEC on February 27, 2020, Enova’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020 and any further disclosures Enova makes in Current Reports on Form 8-K. Enova’s SEC filings are available electronically on Enova’s investor website at ir.Enova.com or the SEC’s website at www.sec.gov.
OnDeck and Enova assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication. All subsequent written and oral forward-looking statements attributable to OnDeck, Enova or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It
In connection with the proposed merger, Enova will file with the SEC a registration statement on Form S-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of OnDeck / prospectus of Enova which, when finalized, will be sent to the stockholders of OnDeck seeking their approval of the respective merger-related proposals. STOCKHOLDERS OF ONDECK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDECK, ENOVA AND THE PROPOSED MERGER.

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by OnDeck or Enova free of charge through the website maintained by the SEC at www.sec.gov, from OnDeck at its website investors.OnDeck.com, or from Enova at its website ir.Enova.com.
Participants in the Solicitation
OnDeck, Enova and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from OnDeck stockholders in respect of the proposed merger under the rules of the SEC. Information about OnDeck’s directors and executive officers is available in OnDeck’s proxy statement dated March 18, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of OnDeck securities by directors or executive officers of OnDeck have changed since the amounts contained in the definitive proxy statement for OnDeck’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from OnDeck by going to its investor relations page on its corporate website at investors.OnDeck.com. Information about Enova’s directors and executive officers and a description of their interests are set forth in Enova’s 2019 Annual Report, which may be obtained free of charge from Enova’s website, ir.Enova.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from OnDeck and Enova using the sources indicated above.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.